Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

[redacted]

07024861

RECEIVED
2007 JUL -3 A 8:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date: 27 June 2007

...onal Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*13/06/07*	*1*
2.	*Director Declaration*	*24/06/07*	*2*
3.	*Schedule Senior Office Holders*	*24/06/07*	*3*
4.	*Holding(s) in Company*	*24/06/07*	*4*
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 1

Transmission date: 13/06/07
Reference: 2007-01-426446

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	103,616,273	8.22	8.22	8.12	8.12

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *101,798,403*
Change in Quantity of Securities: *1,817,870*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 77,982,821 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 2

Date: June 24, 2007
Our reference: 802/07

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report on Appointment of Chairman of the Board of Directors**

1. Last and First Name: **Dankner Dan**
Type of identification: **I.D. #**
Identification number: **059581280**
Citizenship/Country of incorporation or registration: **Private person with Israeli citizenship**

2. Date of birth: **6 Feb 1960**

3. Address for service of process: **63 Yehuda Halevi, Tel Aviv**

4. The office to which appointed: **Chairman of the Board of Directors**

5. Previous office held in the company prior to the appointment: **Acting Chairman of the Board of Directors**

6. Date for commencing office: **24 June 2007**

7. Education:
   - **Bachelor's degree (B.A.) in Business & Economics from the University of Mass., Boston;**

   Additional Education and Diplomas:

8. Main occupations during last five years:
   - **Acting Chairman of the Board of Directors – Bank Hapoalim B.M. – 15/05-24/06/2007**
   - **Director – Bank Hapoalim B.M. – since 5 Nov 1997;**
   - **Joint Chairman of the Board of Directors – Israel Salt Industries Ltd. – Aug '99 – Jan '05;**
   - **Chairman of the Board of Directors – Israel Salt Industries Ltd. – since 11 Jan 2005;**
   - **Chairman of the Board of Directors – Isracard Ltd.; Europay (Eurocard) Israel Ltd.; Aminit Ltd. – since 1 Jan 2003;**
   - **Chairman of the Board of Directors – Poalim Express Ltd. – since 30 Sep 2003;**
   - **Chairman of the Board of Directors - Poalim Capital Markets and Investments - Holdings Ltd., Poalim Capital Markets Ltd., Poalim Ventures - Funds Management Ltd., Poalim Capital Markets – Investment House Ltd. – since 29 Apr 2004;**
   - **Chairman of the Board of Directors – Diur B.P. Ltd. – since 31 Jan 2006;**
   - **Chairman of the managing committee - Poalim Bekehila Foundation – since 5 Mar 2002;**
   - **Chairman of the managing committee - Fritz Naphtali Foundation – since 27 May 2005;**
   - **Chairman – Beterem Organization – since 30 Dec 2001;**
   - **Director – Director in the Boards of Directors of various companies as set out below in Paragraph 9;**
   - **Deputy Chairman of the Board of Directors – Bank Hapoalim B.M. – May '99 – May '04**

9. Corporations of which presently a director:
Chairman of the board of the following companies: Israel Salt Industries Ltd., Isracard Ltd., Europay (Eurocard) Israel Ltd., Aminit Ltd., Poalim Express Ltd., Poalim Capital Markets and Investment Holdings Ltd., Poalim Capital Markets Ltd., Poalim Ventures - Fund Management Ltd., Poalim Capital Markets - Investment House Ltd., and Diur B.P. Ltd.

   Serves as a director of the following companies: Intact Real Estate and Infrastructure Ltd., Intact Holdings Ltd., Intact Investments Ltd., Danran Holdings Ltd., Elran (D.D.) Investments Ltd., Adam Dan Ltd., Dankner D.D. Infrastructure Ltd., Atlit Food Cooling Ltd., Leenoy Holdings Ltd., Salt Investment Stock Holdings (1998) Ltd. and Sea Gate Ltd.

10. The director **is** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.
Serves as active chairman of the board of directors with pay of wholly-owned companies of the Bank: companies in Isracard Ltd. Group (Europay (Eurocard) Israel Ltd., Aminit Ltd., Poalim Express Ltd.), and companies in the Poalim Capital Markets Group: Poalim Capital Markets and Investment Holdings Ltd., Poalim Capital Markets Ltd., Poalim Ventures – Fund Management Ltd. and Poalim Capital Markets – Investment House Ltd.

11. The director **is not** a member of the family of another interested party in the corporation.

12. The director **does not** hold shares and convertible securities of the corporation, in a subsidiary or related company thereof.

13. The director **is** a member of a committee or committees of the Board of Directors:
Chairman of the committees of the Board of Directors: The Credit Committee, The Business and Budget Committee, The Repricing Committee, The Prospectus Committee, The Expense Control and Streamlining Committee, The Salaries and Human Resources Committee and The Investment Approval Committee.
Member of the The Balance Sheet Committee of the Board of Directors.

14. The director **does not** have accounting and financial proficiency (within the meaning of the directive of the Israel Securities Authority under Section 36A of the Securities Law, 5728-1968).
Since Mr. Dan Dankner officiates as active chairman of the board of directors of various companies in the Bank Hapoalim B.M. group, and is likely to be deemed "fulfilling an additional function" within the Bank Hapoalim B. M. group, he is not taken into account for the purpose of the Security Authority's guideline on "Reporting on Directors Having Accounting and Financial Proficiency".

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem	**Advocate Sharona Tamir**
Secretary of the Bank	Deputy Secretary of the Bank

Schedule 3

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 24/06/07
Reference: 2007-01-302248

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***June 24, 2007***.

Name	Category of Identity	Identity Number	Title
Dan Dankner	*I.D. Number*	*059581280*	*Chairman of the Board of Directors*
Yair Orgler	*I.D. Number*	*001210541*	*Other:* *External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Irit Izakson	*I.D. Number*	*050709286*	*Director*
Amir Barnea	*I.D. Number*	*003794310*	*Other:* *External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*
Nira Dror	*I.D. Number*	*52726551*	*External Director*
Haim Samet	*I.D. Number*	*007249675*	*Director*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*
Efrat Peled	*I.D. Number*	*027224773*	*Director*
Moshe Koren	*I.D. Number*	*1228998*	*Director*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*
Shy Talmon	*I.D. Number*	*055117261*	*Other:* *Deputy CEO, Member of the Board of Management, Head of Corporate Banking*
Ofer Levy	*I.D. Number*	*052222577*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and*

			Comptroller of the Bank
Shlomo Braun	*I.D. Number*	*054030424*	*Other:* *Senior Deputy Managing Director*
Yacov Rozen	*I.D. Number*	*051255842*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank*
David Luzon	*I.D. Number*	*51409308*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*
Ilan Mazur	*I.D. Number*	*007447386*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement*
Zion Keinan	*I.D. Number*	*053508594*	*Other:* *Deputy CEO, Member of the Board of Management and Head of Retail Banking*
Barry Ben-Zeev	*I.D. Number*	*51205508*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*
Doron Klausner	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management and Head of Risk Management*
Alberto Garfunkel	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity*
Mario Shushan	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*
Orit Lerer	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*
Zvi Fuhrman	*I.D. Number*	*068791300*	*Other:* *Deputy Managing Director Head of Bank Hapoalim Activities in the U.S.A*
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*

Bank Hapoalim B.M.

Schedule 4

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 24/06/07
Reference: 2007-01-302260

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	104,089,958	8.26	8.26	8.15	8.15

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *103,616,273*
Change in Quantity of Securities: *473,685*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 78,000,908 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

END